September 27, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings

Re: Bluefly, Inc., Form S-3, File No. 333-136866, Filed on August 24, 2006 (the "Form S-3")

Dear Mr. Owings:

     Set forth below are our responses, on behalf of Bluefly, Inc. (the "Company"), to the comments contained in the letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission dated September 12, 2006 to Ms. Melissa Payner-Gregor, Chief Executive Officer of the Company (the "Comment Letter"), with respect to the above-referenced filing. The numbered responses set forth below correspond to the paragraphs of the Comment Letter, which bear the same numbers. For your convenience, we have repeated the Staff's comments below in bold face type before each of our responses. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company. The Company intends to file an amendment to the Form S-3, which will include the revised opinion discussed below, upon the resolution of the issues raised in the Comment Letter.

1. WE NOTE THAT THE PROSPECTUS RELATES TO THE RESALE BY THE SELLING STOCKHOLDERS OF UP TO 111,372,291 SHARES OF COMMON STOCK. WE ALSO NOTE THAT YOU CURRENTLY HAVE 129,240,660 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 22, 2006. GIVEN THE NATURE AND SIZE OF THE TRANSACTION BEING REGISTERED, ADVISE THE STAFF OF THE COMPANY'S BASIS FOR DETERMINING THAT THE TRANSACTION IS APPROPRIATELY CHARACTERIZED AS A TRANSACTION THAT IS ELIGIBLE TO BE MADE ON A SHELF BASIS UNDER RULE 415(a)(1)(i) OF REGULATION C.

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                                                              September 27, 2006
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     The Company believes that this offering is a "true" secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). The limited circumstances under which the Staff has taken the position that an offering styled as a secondary offering is really a primary offering made on behalf of the issuer entail situations in which the selling stockholders were acting as a conduit for the issuer. Relevant factors include the length of time the selling stockholders have held their shares, the circumstances under which the selling stockholders received their shares, the selling stockholders' relationship to the issuer, the amount of shares involved, and whether the selling stockholders are in the business of underwriting securities.

     We do not believe that the facts and circumstances involved in this offering bear any resemblance to those outlined above. The following is a summary of the facts and circumstances surrounding the offering of the shares by each selling stockholder covered by the Form S-3, as well as the basis for the Company's determination that each selling stockholder is not acting as a conduit for the Company.

     General

     All of the proceeds of the offering will be retained by the selling stockholders. In addition, although the number of shares proposed to be registered is large, it is important to look at the separate circumstances surrounding the sale by each selling stockholder.

     Maverick and Prentice

     Entities associated with Maverick Capital, Ltd. ("Maverick") and entities associated with Prentice Capital Management, LP ("Prentice") seek to register the offer and sale of an aggregate of 60,772,594 shares of the Company's common stock (the "Common Stock") pursuant to the Form S-3. Maverick and Prentice purchased such shares at a price of $0.82 per share in a private placement transaction (the "Private Placement") on June 15, 2006 (the "Closing Date"). The purchase price of $0.82 per share represented an 11% premium to the closing bid price of the Common Stock on the date of the signing of the definitive purchase agreement (the "Purchase Agreement") for the Private Placement. Prior to the consummation of the Private Placement, both Maverick

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                                                              September 27, 2006
                                                              Page 3

     and Prentice were unaffiliated with the Company. In connection with the Private Placement, each of Maverick and Prentice were granted the right to designate one designee to the Board of Directors of the Company (the "Board"), pursuant to the terms of a Voting Agreement, dated June 15, 2006 (the "Voting Agreement"), by and among the Company, Maverick, Prentice and Soros. The shares are being registered pursuant to registration rights granted to each of Maverick and Prentice in connection with the Private Placement. No other agreement or understanding exists between the Company, on the one hand, and Maverick and Prentice, on the other hand, with respect to the registration of their shares.

     Neither Maverick nor Prentice are in the business of underwriting securities and each of Maverick and Prentice represented in the Purchase Agreement that they did not purchase their shares of Common Stock with a "view towards distribution" of such shares and that neither entity had any agreements or understandings, directly or indirectly, with any person to distribute its shares of Common Stock as of the Closing Date. In addition, pursuant to the Purchase Agreement, Maverick and Prentice each agreed that for a period of six (6) months after the Closing Date neither would sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to any shares of capital stock of the Company (the "Six Month Lock-Up").

     Soros

     Entities affiliated with Soros Fund Management LLC ("Soros") seek to register the offer and sale an aggregate of 50,836,681 shares of Common Stock pursuant to the Form S-3. Soros has held such shares of Common Stock or, in the case of Common Stock issued upon conversion or exercise of preferred stock, convertible notes or warrants, such shares of preferred stock, convertible notes or warrants, for a considerable period of time. The newest issuance of such securities occurred more than one (1) year ago and the oldest issuance of such securities occurred more than five (5) years ago. Soros has been the largest shareholder of the Company since its initial investment in the Company more than five years ago. Pursuant to the Voting Agreement, Soros has the right to designate three designees to the Board. The shares owned by Soros and included in the Form S-3 are being registered pursuant to a registration rights agreement between the Company and Soros. Although Soros may be deemed to be an

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                                                              September 27, 2006
                                                              Page 4

     affiliate of the Company (which fact is not dispositive in determining whether the shares are being sold on behalf of the Company), the Company believes that the considerable period of time that Soros has held these securities, the fact that Soros agreed to the Six Month Lock-Up and the fact that Soros is not in the business of underwriting securities provides a clear indication that Soros is not acting on behalf of the Company with respect to this offering.

     Portside; Allen & Company; Genesis Select Corporation

     Portside Growth and Opportunity Fund ("Portside") seeks to register the offer and sale of 203,206 shares of Common Stock pursuant to the Form S-3. Portside acquired such shares upon exercise of its preemptive rights in connection with the Private Placement. Portside has no right to designate a director to the Board and its shares are being registered pursuant to registration rights granted to Portside in connection with the Private Placement. No other agreement or understanding exists between the Company and Portside with respect to the registration of its shares. Given the nature of Portside's relationship with the Company, the small number of shares being offered by Portside, the fact that Portside is not in the business of underwriting securities, the fact that Portside has not entered into any agreements or understandings with any person to distribute such shares and the fact that Portside agreed to the Six Month Lock-Up, the Company believes that Portside is not acting as a conduit for the issuer with respect to this offering.

     Allen & Company LLC ("Allen") seeks to register the offer and sale of 1,000,000 shares of Common Stock pursuant to the Form S-3. Allen acquired such shares as partial payment for the placement fee payable to it in connection with the Private Placement. Allen is not currently engaged by the Company to perform any services on its behalf. Allen has no right to designate a director to the Board and its shares are being registered pursuant to registration rights granted to Allen in connection with the Private Placement. No other agreement or understanding exists between the Company and Allen with respect to the registration of its shares. Given the nature of Allen's relationship with the Company, the small number of shares being offered by Allen, the fact that Allen has not entered into any agreements or understandings with any person to distribute such shares and the fact that Allen agreed to the Six Month Lock-Up, the Company believes that,

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                                                              September 27, 2006
                                                              Page 5

     although Allen is in the business of underwriting securities, Allen is not acting as a conduit for the Company with respect to this offering.

     Genesis Select Corporation ("Genesis") seeks to register the offer and sale of 100,000 shares of Common Stock pursuant to the Form S-3. Such shares are issuable upon exercise of a warrant (the "Warrant") that was granted to Genesis in exchange for certain services performed by Genesis for the Company. Genesis has no right to designate a director to the Board and its shares are being registered pursuant to registration rights granted to Genesis in connection with the issuance of the Warrant. No other agreement or understanding exists between the Company and Genesis with respect to the registration of its shares. Given the nature of Genesis' relationship with the Company, the small number of shares being offered by Genesis, the fact that Genesis is not in the business of underwriting securities, the fact that Genesis has not entered into any agreements or understandings with any person to distribute such shares and the fact that Genesis agreed to the Six Month Lock-Up, the Company believes that Genesis is not acting as an underwriter with respect to this offering.

2. PLEASE DELETE THE DISCLAIMER INDICATING THAT INVESTORS MAY NOT RELY ON THE OPINION WITHOUT COUNSEL'S CONSENT.

     We note the Staff's comment, and have made the necessary deletion from the legal opinion. A copy of the revised form of legal opinion is attached hereto as Exhibit A.

3. WE NOTE THAT YOU HAVE ASSUMED THE COMPANY HAS RECEIVED CONSIDERATION FOR THE ISSUANCE OF REGISTERED SHARES. DISCLOSURE IN THE PROSPECTUS INDICATES THE COMPANY HAS RECEIVED CONSIDERATION FOR THE ISSUANCE OF THE SHARES. PLEASE RECONCILE OR REVISE THE OPINION AS APPROPRIATE.

     We note the Staff's comment, and have revised the legal opinion to delete the assumption regarding consideration. A copy of the revised form of legal opinion is attached hereto as Exhibit A.

4. WE NOTE THE STATEMENT INDICATING THAT THE OPINION SPEAKS ONLY OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE. PLEASE CONFIRM TO US IN WRITING THAT THE LEGALITY OPINION OPINES UPON DELAWARE LAW INCLUDING THE STATUTORY

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                                                              September 27, 2006
                                                              Page 6

     PROVISIONS, ALL APPLICABLE PROVISIONS OF THE DELAWARE CONSTITUTION AND REPORTED JUDICIAL DECISIONS INTERPRETING THOSE LAWS.

     We  note  the  Staff's   comment,   and  have  revised  the  legal  opinion
     accordingly. A copy of the revised form of legal opinion is attached hereto as Exhibit A.

5. WE NOTE THE STATEMENT THAT THE OPINION IS RENDERED AS OF AUGUST 24, 2006 AND THAT YOU UNDERTAKE NO OBLIGATION TO UPDATE THE OPINION AFTER THIS DATE. PLEASE BE AWARE THAT THIS OPINION MUST SPEAK AS OF THE DATE OF EFFECTIVENESS OF THE REGISTRATION STATEMENT. PLEASE REVISE ACCORDINGLY.

     We note the Staff's comment, and have revised the legal opinion to include an undertaking to update the legal opinion as of the date of effectiveness of the Form S-3. A copy of the revised form of legal opinion is attached hereto as Exhibit A.

          Should the Staff have any additional comments or questions, please direct such questions to the undersigned at (212) 649-8740.

                                                         Very truly yours,

                                                         /s/ Richard A. Goldberg
                                                         -----------------------
                                                         Richard A. Goldberg

cc:  Melissa Payner-Gregor
     Patrick Barry
     Jon Freedman
     Kara Jenny

                                                                       EXHIBIT A

                             FORM OF DECHERT OPINION

_____________, 2006

Bluefly, Inc.
42 West 39th Street, 9th Floor
New York, NY 10018

Ladies and Gentlemen:

     On the date hereof, Bluefly, Inc., a Delaware corporation (the "Company"), intends to file with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement"), relating to the resale by certain stockholders of the Company of 110,665,647 shares (the "Shares") of the Company's common stock, par value $0.01 per share (the "Common Stock"), and 706,644 shares of the Company's Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock (the "Warrant Shares" and, together with the Shares, the "Registered Shares"). This opinion is an exhibit to the Registration Statement.

     We have acted as special counsel to the Company in connection with certain corporate and securities matters, and in such capacity we are familiar with the various corporate and other proceedings relating to the proposed offer and sale of the Registered Shares as contemplated by the Registration Statement.

     In rendering the opinions set forth herein, we have examined executed originals, counterparts or copies of executed originals or counterparts of each of the documents referenced below:

     (a) the stock purchase, subscription and other agreements pursuant to which the Shares were issued;

     (b) the agreements evidencing the warrants pursuant to which the Warrant Shares will be issued;

     (c) the Company's Certificate of Incorporation, as presently in effect (the "Certified Charter");

     (d) the Company's Bylaws, as presently in effect (together with the Certified Charter, collectively, the "Certified Organizational Documents"); and

     (e) the minutes and other instruments (the "Minutes") evidencing actions taken by the Company's directors.

     As to certain factual matters related to this opinion letter, we have relied upon the certificate of an officer of the Company.

     In rendering the opinions set forth herein, we have assumed, without independent verification or inquiry, the following:

          (i)    the authenticity of all documents submitted to us as originals;

          (ii) the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies;

          (iii)  the genuineness of all signatures; and

          (iv) insofar as this opinion relates to securities to be issued in the future, we have assumed that all applicable laws, rules and regulations in effect at the time of such issuance will be the same as such laws, rules and regulations in effect as of the date hereof.

     Our opinion is limited to applicable provisions of the Delaware Constitution and the General Corporation Law of the State of Delaware ("Delaware Law") and published judicial decisions interpreting Delaware Law. We express no opinion with respect to any other laws (including, without limitation, the application of the securities or "blue sky" laws of any state to the offer and/or sale of the Registered Shares).

     Based on the foregoing, and subject to and in reliance upon the accuracy and completeness of the information relevant thereto provided to us, it is our opinion that, subject to the effectiveness of the Registration Statement and compliance with applicable state laws, including securities laws, (i) the Registered Shares (other than the Warrant

Shares) have been legally issued and are fully paid and non-assessable, and (ii) the Warrant Shares, when issued and paid for in accordance with the terms of the applicable warrant, will be legally issued, fully paid and non-assessable.

     The opinion expressed herein is rendered pursuant to Item 601(b)(5)(i) of Regulation S-K under the Securities Act and may not be used or relied upon for any other purpose.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and as an exhibit to any filing made by the Company under the securities or other laws of any state of the United States in which the Registered Shares may be offered and sold. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.

     This opinion is rendered to you as of the date hereof, and we undertake no obligation to advise you of any change in any applicable law or in facts or circumstances which might affect any matters or opinions set forth herein. We will, however, update this opinion as of the date of effectiveness of the Registration Statement.

                                                        Very truly yours,



                                                        DECHERT LLP